September 7, 2016

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3030

Attn:	Amanda Ravitz

Laurie Abbott

Kristin Lochhead

Gary Todd

Re:	iRhythm Technologies, Inc.

Draft Registration Statement on Form S-1

File No. 377-01262

Initially filed February 10, 2016

CIK No. 0001388658

DRS/A filed on March 30, 2016

DRS/A No. 2 filed on September 7, 2016

Ladies and Gentlemen:

On behalf of iRhythm Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 19, 2016 relating to the Company’s Amended Draft Registration Statement (File No. 377-01262) confidentially submitted to the Commission on March 30, 2016 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR an Amended Draft Registration Statement (“DRS/A”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of DRS/A.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in DRS/A. Except as otherwise specifically indicated, page references herein correspond to the page of DRS/A. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary, page 1

1.	We note in your response to prior comment 2 that none of the principal investigators or primary authors of the peer-reviewed studies were your employees. Please expand your response to tell us whether any of the studies were funded, in part or in whole, by you or any related parties, and whether any related parties participated in the studies, even if they were not the principal investigator or primary author.

RESPONSE TO COMMENT 1:

Of the 18 peer-reviewed publications in scholarly journals that the Company refers to in the first full paragraph on page 2, seven were sponsored by the Company, one involved service in kind (in which we provided the ZIO Service free of charge), and the remaining 10 were independently funded. The peer-review process by the publishing journals, whereby a group of experts in the field reviews the publication to make sure it meets the necessary standards before publication, ensures the objectivity and independence of the investigator and the study results. The Company provided the ZIO Service for each study. Company employees Martha L. Livingston and George Sarlas and Executive Vice President, Operations and Chief Clinical Officer Judith C. Lenane participated in and are listed as authors of the following study published in BMC Cardiovascular Disorders in February 2016: “Incidence and timing of potentially high-risk arrhythmias detected through long term continuous ambulatory electrocardiographic monitoring.” Other than as set forth above, related parties did not participate in the studies cited in the DRS/A.

Use of Proceeds, page 43

2.	We note the revised disclosure in response to prior comment 9 regarding the approximate amount of proceeds intended for each listed purpose. As further requested by prior comment 9, since it appears you may potentially use some of the proceeds to fund clinical studies, please tell us about any trials or studies needed at this time to support continued commercialization of your product or that you view as necessary to your business on a going forward basis.

RESPONSE TO COMMENT 2:

The Company advises the Staff that the Company does not believe further clinical trials or studies are needed at this time to support continued commercialization of the ZIO Service, and the Company does not view any trials or studies as critical to support its business on a going forward basis. While there are no specific planned clinical trials or studies to disclose at this point, we expect that any such trials or studies funded through the proceeds of the offering would be undertaken to help continue to drive adoption and growth of the ZIO Service.

Management’s Discussion and Analysis, page 50

Cost of Revenue and Gross Margin, page 51

3.	Refer to your disclosure in the first paragraph on page 53 that increases in your 2015 revenue were due primarily to increases in volume and, “to a lesser extent,” to increases in price. Please quantify the proportion of your increased revenue attributable to volume increases verses price increases.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure on page 53 for the six months ended June 30, 2016 and on page 54 to quantify the proportion of the Company’s increased 2015 revenue attributable to volume increases versus price increases.

Value to Payors, page 69

4.	We note your response to our prior comment number 17. Please tell us how you have ensured that the data presented in the study remains current.

RESPONSE TO COMMENT 4:

The pricing data presented in the analysis completed by Decision Drivers Analytics described on page 71 is derived from Medicare publications published once a year. The pricing data used in the analysis is derived from Medicare’s 2016 final rules, which are the latest published data. The diagnostic yield data is not time-sensitive and represents what is currently reflected in publicly available literature.

Clinical Results and Studies, page 74

5.	We note your response to our prior comment number 20; however, since these are statistics for clinical relevance and not marketing, please explain that the percentage is based upon clinical guidelines rather than a large sample size.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure on page 76 to explain that it is standard practice to indicate changes in percentage terms, particularly when the results show a statistically significant change, suggesting that the result is generalizable to a broader population, and that the Company follows the conventions used by the authors of the study who also cite the percentage changes.

6.	We note the addition of your discussion of the LIBERTY-HCM study in the third full paragraph on page 76. Please note that reliance on technical terms can hinder an investor’s ability to understand your disclosure. In this regard, please revise to clarify your description of the LIBERTY-HCM study so that investors who are unfamiliar with the terms used in this paragraph can understand the purpose and significance of this study as it relates to your product. Please also disclose any results of this study to date.

RESPONSE TO COMMENT 6:

The Company has revised the disclosure regarding the LIBERTY-HCM study on page 78 to explain the purpose and significance of the study as it relates to the ZIO Service. As of September 7, 2016 the results of the study have not been published. There have been no results of the study published to date.

* * * *

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (650) 565-3564. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Philip Oettinger

cc:	Kevin M. King

650 Townsend Street, Suite 380

San Francisco, CA 94103

Alan Denenberg

Tyler Pender

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94025